Exhibit No. 11 Computation of Earnings Per Common Share


                                         NINE MONTHS ENDED

                                        SEPTEMBER 30, 1997

     Net income available
     for common shareholders              $    96,000


     Average common shares outstanding        373,425

     Income per common share              $      0.26